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EXHIBIT 99.3

Unaudited Interim Consolidated Financial Statements for the Period Ended
March 31, 2010

Consolidated Statements of Earnings
(unaudited)

	Three months ended March 31
($ millions)	2010	2009

Revenues
Operating revenues from continuing operations	7 150	2 473
Less: Royalties	(459)	(25)

Operating revenues (net of royalties)	6 691	2 448
Energy supply and trading activities	344	2 168
Interest and other income	8	—

	7 043	4 616

Expenses
Purchases of crude oil and products	3 230	925
Operating, selling and general	1 822	1 195
Energy supply and trading activities	362	2 120
Transportation	148	61
Depreciation, depletion and amortization	850	295
Accretion of asset retirement obligations	46	28
Exploration	46	7
Loss (gain) on disposal of assets	(24)	17
Project start-up costs	12	16
Financing expenses (income) (note 6)	(190)	199

	6 302	4 863

Earnings (Loss) Before Income Taxes	741	(247)

Provisions for (Recovery of) Income Taxes(note 7)
Current	168	90
Future	98	(145)

	266	(55)

Net earnings (loss) from continuing operations	475	(192)
Net earnings from discontinued operations (note 4)	241	3

Net Earnings (Loss)	716	(189)

Net Earnings (Loss) From Continuing Operations per Common Share(dollars), (note 4)
Basic	0.30	(0.20)

Diluted	0.30	(0.20)

Net Earnings (Loss) per Common Share(dollars), (note 8)
Basic	0.46	(0.20)

Diluted	0.46	(0.20)

Cash dividends	0.10	0.05

Consolidated Statements of Comprehensive Income
(unaudited)

	Three months ended March 31
($ millions)	2010	2009

Net earnings (loss)	716	(189)
Other comprehensive income (loss), net of tax
Change in foreign currency translation adjustment	(429)	32
Gain on derivative contracts designated as cash flow hedges	—	2

Comprehensive Income (Loss)	287	(155)

             Suncor Energy Inc.
 032    2010 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Consolidated Balance Sheets
(unaudited)

	March 31 2010	December 31 2009
($ millions)

Assets
Current assets
Cash and cash equivalents	602	505
Accounts receivable	4 263	3 725
Inventories	3 019	2 947
Income taxes receivable	525	587
Future income taxes	362	332
Assets of discontinued operations (note 4)	289	235

Total current assets	9 060	8 331
Property, plant and equipment, net	54 473	54 890
Other assets	470	491
Goodwill	3 201	3 201
Future income taxes	2	193
Assets of discontinued operations (note 4)	1 739	2 640

Total assets	68 945	69 746

Liabilities and Shareholders' Equity
Current liabilities
Short-term debt	2	2
Current portion of long-term debt (note 12)	39	25
Accounts payable and accrued liabilities	6 040	6 320
Income taxes payable	1 151	1 254
Future income taxes	26	18
Liabilities of discontinued operations (note 4)	201	229

Total current liabilities	7 459	7 848
Long-term debt (note 12)	13 730	13 855
Accrued liabilities and other	4 480	4 518
Future income taxes	8 155	8 367
Liabilities of discontinued operations (note 4)	848	1 047
Shareholders' equity (see below)	34 273	34 111

Total liabilities and shareholders' equity	68 945	69 746

Shareholders' Equity

	Number		Number
	(thousands)		(thousands)

Share capital	1 561 104	20 076	1 559 778	20 053
Contributed surplus		534		526
Accumulated other comprehensive income (loss) (note 14)		(662)		(233)
Retained earnings		14 325		13 765

Total shareholders' equity		34 273		34 111

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2010 First Quarter    033

Consolidated Statements of Cash Flows
(unaudited)

	Three months ended March 31
($ millions)	2010	2009

Operating Activities
Net earnings (loss) from continuing operations	475	(192)
Adjustments for:
Depreciation, depletion and amortization	850	295
Future income taxes	98	(145)
Accretion of asset retirement obligations	46	28
Unrealized foreign exchange (gain) loss on U.S. dollar denominated long-term debt	(260)	148
Change in fair value of derivative contracts	(80)	656
Loss (gain) on disposal of assets	(24)	17
Stock-based compensation	(77)	55
Other	(44)	(74)
Exploration expenses	15	—
Increase in non-cash working capital related to operating activities (note 9)	(829)	(527)

Cash flow provided by continuing operations	170	261
Cash flow provided by discontinued operations	96	16

Cash flow from operating activities	266	277

Investing Activities
Capital and exploration expenditures	(1 048)	(1 087)
Other investments	—	(17)
Proceeds from disposals	57	—
Decrease (increase) in non-cash working capital related to investing activities	5	(393)

Cash flow used in continuing investing activities	(986)	(1 497)
Cash flow from (used in) discontinued investing activities	807	(19)

Total cash flow used in investing activities	(179)	(1 516)

Net cash surplus (deficiency) before financing activities	87	(1 239)

Financing Activities
Increase in short-term debt	—	1
Net increase in revolving-term debt	151	1 037
Issuance of common shares under stock option plan	15	15
Dividends paid on common shares	(153)	(47)

Cash flow provided by financing activities	13	1 006

Increase (Decrease) in Cash and Cash Equivalents	100	(233)
Effect of Foreign Exchange on Cash and Cash Equivalents	(3)	4
Cash and Cash Equivalents at Beginning of Period	505	660

Cash and Cash Equivalents at End of Period	602	431

             Suncor Energy Inc.
 034    2010 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Consolidated Statements of Changes in Shareholders' Equity
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Retained Earnings

At December 31, 2008	1 113	288	97	13 025
Net loss	—	—	—	(189)
Dividends paid on common shares	—	—	—	(47)
Issued for cash under stock option plan	18	(3)	—	—
Stock-based compensation expense	—	27	—	—
Income tax benefit of stock option deduction in the U.S.	—	3	—	—
Change in accumulated other comprehensive income (loss)	—	—	34	—

At March 31, 2009	1 131	315	131	12 789

At December 31, 2009	20 053	526	(233)	13 765
Net earnings	—	—	—	716
Dividends paid on common shares	—	—	—	(153)
Issued for cash under stock option plans	20	(5)	—	—
Issued under dividend reinvestment plan	3	—	—	(3)
Stock-based compensation expense	—	13	—	—
Change in accumulated other comprehensive income (loss)	—	—	(429)	—

At March 31, 2010	20 076	534	(662)	14 325

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2010 First Quarter    035

Schedule of Segmented Data from Continuing Operations
(unaudited)

Three months ended March 31
	Oil Sands		Natural Gas		International and Offshore		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009

EARNINGS
Revenues
Operating revenues from continuing operations	934	937	328	76	1 074	—	4 723	1 413	91	47	7 150	2 473
Less: Royalties	(70)	(8)	(53)	(17)	(336)	—	—	—	—	—	(459)	(25)

Operating revenues (net of royalties)	864	929	275	59	738	—	4 723	1 413	91	47	6 691	2 448
Energy supply and trading activities	—	—	—	—	—	—	—	—	344	2 168	344	2 168
Intersegment revenues	870	171	16	15	131	—	86	—	(1 103)	(186)	—	—
Interest and other income	166	—	—	—	(1)	—	—	—	(157)	—	8	—

	1 900	1 100	291	74	868	—	4 809	1 413	(825)	2 029	7 043	4 616

Expenses
Purchases of crude oil and products	290	62	—	—	54	—	3 935	1 012	(1 049)	(149)	3 230	925
Operating, selling and general	1 118	938	78	39	59	—	507	176	60	42	1 822	1 195
Energy supply and trading activities	—	—	—	—	—	—	—	—	362	2 120	362	2 120
Transportation	63	57	20	4	26	—	45	4	(6)	(4)	148	61
Depreciation, depletion and amortization	269	183	163	49	290	—	118	53	10	10	850	295
Accretion of asset retirement obligations	30	27	9	1	6	—	1	—	—	—	46	28
Exploration	5	6	11	1	30	—	—	—	—	—	46	7
Loss (gain) on disposal of assets	9	17	(36)	—	—	—	3	—	—	—	(24)	17
Project start-up costs	10	16	—	—	2	—	—	—	—	—	12	16
Financing expenses (income)	—	—	—	—	(6)	—	4	—	(188)	199	(190)	199

	1 794	1 306	245	94	461	—	4 613	1 245	(811)	2 218	6 302	4 863

Earnings (loss) before income taxes	106	(206)	46	(20)	407	—	196	168	(14)	(189)	741	(247)
Income taxes	(30)	96	(12)	7	(198)	—	(57)	(56)	31	8	(266)	55

Net earnings (loss) from continuing operations	76	(110)	34	(13)	209	—	139	112	17	(181)	475	(192)

											Total
	Mar 31 2010	Dec 31 2009	Mar 31 2010	Dec 31 2009	Mar 31 2010	Dec 31 2009	Mar 31 2010	Dec 31 2009	Mar 31 2010	Dec 31 2009	Mar 31 2010	Dec 31 2009

TOTAL ASSETS – continuing operations	38 386	37 553	3 973	4 083	12 274	12 729	11 523	10 304	761	2 202	66 917	66 871

             Suncor Energy Inc.
 036    2010 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Schedule of Segmented Data from Continuing and Discontinued Operations
(unaudited)

Three months ended March 31
	Oil Sands		Natural Gas		International and Offshore		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009

CASH FLOW BEFORE FINANCING ACTIVITIES
Operating activities:
Net earnings (loss) from continuing operations	76	(110)	34	(13)	209	—	139	112	17	(181)	475	(192)
Adjustments for:
Depreciation, depletion and amortization	269	183	163	49	290	—	118	53	10	10	850	295
Future income taxes	27	(222)	13	4	29	—	58	41	(29)	32	98	(145)
Accretion of asset retirement obligations	30	27	9	1	6	—	1	—	—	—	46	28
Unrealized (gain) loss on translation of U.S. dollar denominated long-term debt	—	—	—	—	—	—	—	—	(260)	148	(260)	148
Change in fair value of derivative contracts	(67)	646	—	—	—	—	—	(6)	(13)	17	(80)	657
Loss (gain) on disposal of assets	9	17	(36)	—	—	—	3	—	—	—	(24)	17
Stock-based compensation	8	16	(9)	1	2	—	(9)	2	(69)	36	(77)	55
Other	(90)	(77)	(4)	(2)	2	—	18	3	30	1	(44)	(75)
Exploration expenses	—	—	12	—	3	—	—	—	—	—	15	—
Decrease (increase) in non-cash working capital related to operating activities	(1 074)	(1 357)	(32)	—	(35)	—	(200)	(235)	512	1 065	(829)	(527)

Total cash flow from (used in) operating activities from continuing operations	(812)	(877)	150	40	506	—	128	(30)	198	1 128	170	261
Total cash flow from (used in) operating activities from discontinued operations	—	—	45	16	51	—	—	—	—	—	96	16

Total cash flow from (used in) operating activities	(812)	(877)	195	56	557	—	128	(30)	198	1 128	266	277

Investing activities:
Capital and exploration expenditures	(691)	(966)	(40)	(90)	(231)	—	(66)	(27)	(20)	(4)	(1 048)	(1 087)
Other investments	—	(16)	—	—	—	—	—	(1)	—	—	—	(17)
Proceeds from disposals	7	—	40	—	7	—	3	—	—	—	57	—
Decrease (increase) in investing working capital	91	(395)	(6)	—	(79)	—	(1)	—	—	2	5	(393)

Cash flow used in continuing investing activities	(593)	(1 377)	(6)	(90)	(303)	—	(64)	(28)	(20)	(2)	(986)	(1 497)
Cash flow from (used in) discontinued investing activities	—	—	889	(19)	(82)	—	—	—	—	—	807	(19)

Total cash from (used in) investing activities	(593)	(1 377)	883	(109)	(385)	—	(64)	(28)	(20)	(2)	(179)	(1 516)

Net cash surplus (deficiency) before financing activities	(1 405)	(2 254)	1 078	(53)	172	—	64	(58)	178	1 126	87	(1 239)

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2010 First Quarter    037

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. ACCOUNTING POLICIES

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of computation as, and should be read in conjunction with, the most recent annual financial statements. Certain information and disclosures normally required to be included in notes to the annual consolidated financial statements have been condensed or omitted.

In the opinion of management, these interim consolidated financial statements contain all adjustments of a normal and recurring nature necessary to present fairly Suncor Energy Inc.'s (Suncor) financial position at March 31, 2010 and the results of its operations and cash flows for the three month period ended March 31, 2010 and 2009.

Certain prior period comparative figures have been reclassified to conform to the current period presentation.

2. BUSINESS COMBINATION WITH PETRO-CANADA

(a)  Overview

On August 1, 2009, Suncor completed its merger with Petro-Canada. The company has accounted for this business combination as prescribed by CICA Handbook section 1581 "Business Combinations." As the acquirer, the company is required to recognize Petro-Canada assets and liabilities as at August 1, 2009. The results of Petro-Canada operations are included in the consolidated financial statements of the company from August 1, 2009.

(b)  Preliminary Allocation of Purchase Price

The following estimated fair values were assigned to the net assets of Petro-Canada as at August 1, 2009:

($ millions)

Current assets	4 645
Property, plant and equipment	27 407
Other assets	537

Total assets	32 589

Current liabilities	3 741
Long-term debt	4 410
Accrued liabilities and other	3 416
Future income taxes	4 570

Total liabilities	16 137

Net assets purchased	16 452
Goodwill	3 178

Total purchase price	19 630

The preliminary purchase price allocation is based on current best estimates by Suncor's management and is based principally on valuations prepared by independent valuation specialists. During the first quarter of 2010, management did not amend this purchase price allocation.

The fair value for current liabilities includes $216 million for provisions for costs related to exiting certain activities of Petro-Canada and involuntary termination benefits. As at March 31, 2010, $132 million of actual expenses had been charged against these provisions.

             Suncor Energy Inc.
 038    2010 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

3. CHANGE IN SEGMENTED DISCLOSURES

As a result of planned divestitures of the company's assets in Trinidad and Tobago, The Netherlands and certain assets in the United Kingdom (described in note 4), the company has combined its International and East Coast Canada segments into one new segment, International and Offshore. Continuing operations for the International and Offshore segment are comprised of activity offshore Newfoundland and Labrador, including interests in the Hibernia, Terra Nova, White Rose and Hebron oilfields, and the exploration for, and production of, crude oil and natural gas in the United Kingdom, Norway, Libya and Syria.

All prior periods have been restated to conform to these segment definitions.

4. DISCONTINUED OPERATIONS

The company is divesting certain non-core assets as part of its continuing strategic alignment, with announced sales to date of approximately $1.5 billion. The proceeds of these sales are planned to go towards reducing the company's debt.

Natural Gas

On March 1, 2010, the company completed the sale of its oil and gas producing assets in the U.S. Rockies for net proceeds of US$481 million.

On March 31, 2010, the company completed the sale of certain non-core natural gas properties located in northeast British Columbia for net proceeds of $383 million.

On March 24, 2010, the company entered into an agreement to sell non-core assets in central Alberta (Rosevear and Pine Creek) for proceeds of $235 million. The sale is expected to close in the second quarter of 2010 and is subject to closing conditions and regulatory approvals typical of transactions of this nature.

International and Offshore

On February 25, 2010, Suncor entered into an agreement to sell its assets in Trinidad and Tobago for proceeds of US$380 million. The sale is expected to close in the second quarter of 2010 and is subject to customary closing conditions, Trinidad and Tobago government approval and other regulatory approvals.

Suncor has decided to divest certain non-core North Sea assets in the U.K. and The Netherlands, and these operations have been accounted for as discontinued operations. U.K. North Sea assets that are planned to be divested include Scott/Telford and Triton. The company expects to maintain its ownership positions in the producing Buzzard field, and exploration assets in the Hobby, Golden Eagle and Pink fields. At March 31, 2010, no agreement has been reached on the sale of these non-core North Sea assets.

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2010 First Quarter    039

Net income from discontinued operations reported in the Consolidated Statements of Earnings is as follows:

	Three months ended March 31
	Natural Gas		International and Offshore		Total
($ millions)	2010	2009	2010	2009	2010	2009

Revenues
Operating revenues	71	23	211	—	282	23
Less: Royalties	(13)	(6)	—	—	(13)	(6)

Operating revenues (net of royalties)	58	17	211	—	269	17
Interest and other income	—	—	3	—	3	—
Gain on disposal of assets	231	—	—	—	231	—

	289	17	214	—	503	17

Expenses
Operating, selling and general	18	3	38	—	56	3
Transportation	2	1	8	—	10	1
Depreciation, depletion and amortization	6	7	56	—	62	7
Accretion of asset retirement obligations	1	1	6	—	7	1
Exploration	—	—	2	—	2	—
Financing expenses	7	—	1	—	8	—

	34	12	111	—	145	12

Earnings before income taxes	255	5	103	—	358	5
Income taxes	68	2	49	—	117	2

Net earnings	187	3	54	—	241	3

Three months ended March 31
(dollars)	2010	2009

Basic earnings per share from discontinued operations	0.16	—
Diluted earnings per share from discontinued operations	0.16	—

The assets and liabilities of discontinued operations presented on the Consolidated Balance Sheets are as follows:

	Natural Gas		International and Offshore		Total
($ millions)	March 31 2010	December 31 2009	March 31 2010	December 31 2009	March 31 2010	December 31 2009

Assets
Current assets	3	12	286	223	289	235
Property, plant and equipment, net	130	908	1 609	1 732	1 739	2 640

Total assets	133	920	1 895	1 955	2 028	2 875

Liabilities
Current liabilities	29	51	172	178	201	229
Accrued liabilities and other	38	140	370	404	408	544
Future income taxes	—	31	440	472	440	503

Total liabilities	67	222	982	1 054	1 049	1 276

             Suncor Energy Inc.
 040    2010 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

5. FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS

Derivatives are financial instruments that either imitate or counter the price movements of stocks, bonds, currencies, commodities and interest rates. Suncor uses derivatives to reduce its exposure to fluctuations in commodity prices and foreign currency exchange rates and to manage interest rate or currency-sensitive assets and liabilities. Suncor also uses derivatives for trading purposes. When used in a trading activity, the company is attempting to realize a gain on the fluctuations in the market value of the derivative.

Hedge accounting is a method for recognizing the gains, losses, revenues and expenses associated with the items in a hedging relationship at the time when the underlying transaction impacts earnings. Suncor elects to use hedge accounting on certain derivatives linked to future commodity and financial transactions.

Physical trading commodity contracts that exceed the company's expected purchase, sale or usage requirements are accounted for as derivative financial instruments whereby realized and unrealized gains and losses, and the underlying settlement of these contracts is recognized and reported on a net basis in Energy Supply and Trading Activities revenue. The related inventory is carried at fair value less costs to sell, with changes in fair value recognized as gains or losses within Energy Supply and Trading Activities revenue.

(a)  Balance Sheet Financial Instruments

The company's financial instruments in the Consolidated Balance Sheets consist of cash and cash equivalents, accounts receivable, derivative contracts, substantially all current liabilities, long-term debt, and a portion of non-current accrued liabilities and other. Unless otherwise noted, carrying values reflect the current fair value of the company's financial instruments.

The estimated fair values of recognized financial instruments have been determined based on the company's assessment of available market information and appropriate valuation methodologies based on industry accepted third-party models; however, these estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable in the market (see page 77 of Suncor's 2009 Annual Report for further detail). As at March 31, 2010, there were no significant changes to the distribution of the fair value hierarchy used to value financial instruments.

The company's fixed-term debt is accounted for under the amortized cost method, with the exception of the portion of debt where future interest payments have been swapped from fixed to floating payments, which is accounted for at fair value. Upon initial recognition, the cost of the debt is its fair value, adjusted for any associated transaction costs. The company does not recognize gains or losses arising from changes in the fair value of this debt until the gains or losses are realized. Gains or losses on our U.S. dollar denominated long-term debt resulting from changes in the exchange rate are recognized in the period in which they occur. At March 31, 2010, the carrying value of our fixed-term debt accounted for under the amortized cost method was $9.9 billion (December 31, 2009 – $10.1 billion) and the fair value was $10.5 billion (December 31, 2009 – $10.7 billion).

(b)  Hedge Accounting

For a detailed discussion of fair value and cash flow hedges, see page 75 of Suncor's 2009 Annual Report.

Fair Value Hedges

At March 31, 2010, the company had interest rate swaps classified as fair value hedges outstanding until August 2011, relating to fixed-rate debt. The fair value of these swaps totaled $12 million at March 31, 2010 (December 31, 2009 – $18 million), and was recorded in accounts receivable in the Consolidated Balance Sheets. There was no ineffectiveness recognized on these interest rate swaps during the three month periods ended March 31, 2010 and March 31, 2009.

Cash Flow Hedges

At March 31, 2010, the company had no outstanding cash flow hedges in place (December 31, 2009 – nil). There was no earnings impact associated with realized and unrealized hedge ineffectiveness on derivative contracts designated as cash flow hedges during the three month periods ended March 31, 2010 and March 31, 2009.

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2010 First Quarter    041

Accumulated Other Comprehensive Income (AOCI)

There was no significant change in AOCI attributable to hedge accounting in the first quarter of 2010. For a reconciliation of changes in AOCI attributable to hedge accounting for prior periods, see page 76 of Suncor's 2009 Annual Report.

(c)  Other Derivatives

Risk Management Derivatives

The company periodically enters into derivative contracts which although not accounted for as hedges because they have not been documented as such or do not qualify under GAAP, are believed to be economically effective at mitigating our exposure to adverse commodity price movements and an important component of our overall risk management program. The earnings impact associated with these contracts for the three months period ended March 31, 2010, was a gain of $5 million, net of income taxes of $2 million (2009 – a loss of $148 million, net of income taxes of $59 million).

Significant contracts outstanding at March 31, 2010 were as follows:

	Quantity	Average Price	(1)
Crude oil	(bpd)	(US$/bbl)		Period

Purchased puts (2)	55 000	60.00		2010
Sold puts (3)	54 753	60.00		2010
Collars – floor	50 041	50.00		2010
Collars – cap	49 986	68.06		2010

(1)
Average price for crude oil derivative contracts is US$ WTI per barrel at Cushing, Oklahoma.

(2)
Total premium paid on outstanding contracts was US$22 million.

(3)
Premium received on outstanding contracts was US$160 million.

Energy Trading Derivatives

The company's Energy Trading group also uses physical and financial energy contracts, including swaps, forwards and options to earn trading revenues. These energy contracts are comprised of crude oil, natural gas and refined products contracts.

The earnings impact associated with these contracts for the three months period ended March 31, 2010, was a gain of $18 million, net of income taxes of $7 million (2009 – a gain of $25 million, net of income taxes of $10 million).

Change in Fair Value of Other Derivatives

($ millions)	Risk Management	Energy Trading	Total

Fair value of contracts at December 31, 2009	(312)	(47)	(359)
Fair value of contracts realized during the period	50	(9)	41
Changes in fair value attributable to market price and other market changes during the period	14	25	39

Fair value of contracts outstanding at March 31, 2010 (a), (b)	(248)	(31)	(279)

(a)
As at March 31, 2010, of the total unrealized derivatives $168 million is recorded in accounts receivable (December 31, 2009 – $213 million recorded in accounts receivable) in the Consolidated Balance Sheets.

(b)
As at March 31, 2010, of the total unrealized derivatives $447 million is recorded in accounts payable and accrued liabilities (December 31, 2009 – $572 million).

Financial Risk Factors

The company is exposed to a number of different financial risks arising from normal course business exposures, as well as the company's use of financial instruments. These risk factors include market risks relating to commodity prices, foreign currency risk and interest rate risk, as well as liquidity risk and credit risk.

The company maintains a formal governance process to manage its financial risks. The company's Risk Management Committee (RMC) is charged with the oversight of the company's risk management for trading activities, which are defined as strategic hedging,

             Suncor Energy Inc.
 042    2010 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com optimization trading, marketing and speculative trading. The RMC, acting under board authority, meets regularly to monitor limits on risk exposures, review policy compliance and validate risk-related methodologies and procedures. All risk management activity is carried out by specialist teams that have the appropriate skills, experience and supervision with the appropriate financial and management controls.

At March 31, 2010, the company's exposure to risks arising from the use of financial instruments had not changed significantly from December 31, 2009.

For a full discussion of the company's financial risk factors, see page 78 of Suncor's 2009 Annual Report.

6. FINANCING EXPENSES (INCOME)

	Three months ended March 31
($ millions)	2010	2009

Interest on debt	184	118
Capitalized interest	(76)	(54)

Interest expense	108	64
Foreign exchange (gain) loss on long-term debt	(260)	148
Other foreign exchange gain	(38)	(13)

Total financing expenses (income) from continuing operations(1)	(190)	199

(1)
$8 million (2009 – $nil) has been reclassified to net earnings from discontinued operations.

7. INCOME TAXES

	Three months ended March 31
($ millions)	2010	2009

Provision for (recovery of) income taxes:
Current:
Canada	3	80
Foreign	165	10
Future:
Canada	88	(160)
Foreign	10	15

Total provision (recovery) for income taxes from continuing operations(1)	266	(55)

(1)
$117 million (2009 – $2 million) has been reclassified to net earnings from discontinued operations.

8. RECONCILIATION OF BASIC AND DILUTED EARNINGS (LOSS) PER COMMON SHARE

	Three months ended March 31
($ millions)	2010	2009

Net earnings (loss)	716	(189)

(millions of common shares)
Weighted-average number of common shares	1 561	936
Dilutive securities:
Options issued under stock-based compensation plans	12	8

Weighted-average number of diluted common shares	1 573	944

(dollars per common share)
Basic earnings per share (a)	0.46	(0.20)
Diluted earnings per share (b)	0.46	(0.20)

Note:
An option will have a dilutive effect under the treasury stock method only when the average market price of the common stock during the period exceeds the exercise price of the option.

(a)
Basic earnings per share is net earnings divided by the weighted-average number of common shares.

(b)
Diluted earnings per share is net earnings, divided by the weighted-average number of diluted common shares.

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2010 First Quarter    043

9. CHANGES IN NON-CASH WORKING CAPITAL

Non-cash working capital is comprised of current assets and current liabilities, other than cash and cash equivalents, future income taxes and the current portion of long-term debt.

The (increase) decrease in non-cash working capital from continuing operations is comprised of:

	Three months ended March 31
($ millions)	2010	2009

Operating activities
Accounts receivable	(901)	(148)
Inventories	(66)	(227)
Accounts payable and accrued liabilities	170	25
Taxes payable/receivable	(32)	(177)

	(829)	(527)

10. EMPLOYEE FUTURE BENEFITS LIABILITY

The following is the status of the net periodic benefit cost for the three months ended March 31:

	Pension Benefits Three months ended March 31		Other Post-Retirement Benefits Three months ended March 31
($ millions)	2010	2009	2010	2009

Current service costs	22	13	2	1
Interest costs	42	13	6	2
Expected return on plan assets	(36)	(10)	—	—
Amortization of net actuarial loss	2	5	—	—

Net periodic benefit cost	30	21	8	3

11. SHARE CAPITAL

Issued

	Number (thousands)	Common Shares Amount ($ millions)

Balance as at December 31, 2009	1 559 778	20 053
Issued for cash under stock option plans	1 230	20
Issued under dividend reinvestment plan	96	3

Balance as at March 31, 2010	1 561 104	20 076

Stock-Based Compensation

(a) Stock Option Plans

(i) Discontinued Plans

There are a number of legacy Suncor and legacy Petro-Canada plans that were in place prior to the merger on August 1, 2009, for which granting of options ended on July 31, 2009. For details of the terms and conditions of these plans, refer to pages 88 and 89 of Suncor's 2009 Annual Report.

(ii) Suncor Energy Inc. Stock Options

This plan replaced the pre-merger stock option plans of legacy Suncor and legacy Petro-Canada. Outstanding options that are cancelled, expire or are terminated or otherwise result in no underlying common share being issued will be available for

             Suncor Energy Inc.
 044    2010 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com issuance as options under this plan. The company granted 4,235,000 options with tandem stock appreciation rights under this plan during the first quarter of 2010. Options granted have a seven-year life and vest annually over a three-year period.

Changes in the number of outstanding stock options were as follows:

	Number (thousands)	Weighted-Average Exercise Price ($)

Outstanding, December 31, 2009	72 024	32.52
Granted	4 235	31.85
Exercised	(1 213)	12.88
Forfeited/expired	(1 154)	41.39

Outstanding, March 31, 2010	73 892	32.36

(b) Stock Appreciation Rights (SARs)

(i) Discontinued Plan

Legacy Petro-Canada had a SARs plan for which grants ended on July 31, 2009. For details of the terms and conditions of this plan, refer to page 90 of Suncor's 2009 Annual Report.

(ii) Suncor Energy Inc. Stock Appreciation Rights

The company granted 346,000 SARs under this new plan during the first quarter of 2010. These SARs have a seven-year life and vest annually over a three-year period.

Changes in the number of outstanding SARs were as follows:

	Number (thousands)	Weighted-Average Exercise Price ($)

Outstanding, December 31, 2009	14 065	28.63
Granted	346	31.85
Exercised	(150)	21.78
Forfeited/expired	(637)	27.63

Outstanding, March 31, 2010	13 624	28.84

(c) Share Unit Plans

For details of the terms and conditions of the Performance Share Unit (PSU), Restricted Share Unit (RSU) and Deferred Share Unit (DSU) plans, refer to page 91 of Suncor's 2009 Annual Report.

Changes in the number of outstanding units were as follows:

	Number (thousands)

	PSU	RSU	DSU

Outstanding, December 31, 2009	3 247	4 250	428
Granted	1 648	2 772	1 739
Redeemed	(271)	(6)	(33)
Forfeited	(726)	(81)	—
Reinvested	7	12	7

Outstanding, March 31, 2010	3 905	6 947	2 141

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2010 First Quarter    045

Stock-Based Compensation Expense (Recovery)

The following table summarizes the stock based compensation expense (recovery) recorded for all plans within operating, selling and general expense on the Consolidated Statements of Earnings:

	Three months ended March 31
($ millions)	2010	2009

Stock option plans	(22)	27
SARs	(18)	—
PSUs	(13)	8
RSUs	23	13
DSUs	(10)	9

Total stock based compensation expense (recovery)	(40)	57

12. LONG-TERM DEBT AND CREDIT FACILITIES

($ millions)	March 31 2010	December 31 2009

Fixed-term debt, redeemable at the option of the company
6.85% Notes, denominated in U.S. dollars, due in 2039 (US$750)	762	785
6.80% Notes, denominated in U.S. dollars, due in 2038 (US$900)	943	972
6.50% Notes, denominated in U.S. dollars, due in 2038 (US$1150)	1 168	1 204
5.95% Notes, denominated in U.S. dollars, due in 2035 (US$600)	562	578
5.95% Notes, denominated in U.S. dollars, due in 2034 (US$500)	508	523
5.35% Notes, denominated in U.S. dollars, due in 2033 (US$300)	259	266
7.15% Notes, denominated in U.S. dollars, due in 2032 (US$500)	508	523
6.10% Notes, denominated in U.S. dollars, due in 2018 (US$1250)	1 270	1 308
6.05% Notes, denominated in U.S. dollars, due in 2018 (US$600)	623	643
5.00% Notes, denominated in U.S. dollars, due in 2014 (US$400)	415	429
4.00% Notes, denominated in U.S. dollars, due in 2013 (US$300)	303	313
7.00% Debentures, denominated in U.S. dollars, due in 2028 (US$250)	263	271
7.875% Debentures, denominated in U.S. dollars, due in 2026 (US$275)	315	325
9.25% Debentures, denominated in U.S. dollars, due in 2021 (US$300)	388	402
5.39% Series 4 Medium Term Notes, due in 2037	600	600
5.80% Series 4 Medium Term Notes, due in 2018	700	700
6.70% Series 2 Medium Term Notes, due in 2011	500	500

	10 087	10 342
Revolving-term debt, with interest at variable rates
Commercial paper, bankers' acceptances and LIBOR loans	3 397	3 244

Total unsecured long-term debt	13 484	13 586
Secured long-term debt	13	13
Capital leases	322	326
Fair value of interest swaps	12	18
Deferred financing costs	(62)	(63)

	13 769	13 880

Current portion of long-term debt
Capital leases	(30)	(14)
Fair value of interest swaps	(9)	(11)

Total current portion of long-term debt	(39)	(25)

Total long-term debt	13 730	13 855

             Suncor Energy Inc.
 046    2010 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

At March 31, 2010, undrawn lines of credit were $3,926 million, as follows:

($ millions)	2010

Facility that is fully revolving for 364 days, has a term period of one year and expires in 2010	15
Facility that is fully revolving for a period of four years and expires in 2013	203
Facilities that are fully revolving for a period of five years and expires in 2013	7 320
Facilities that can be terminated at any time at the option of the lenders	464

Total available credit facilities	8 002

Credit facilities supporting outstanding commercial paper, bankers' acceptances and LIBOR loans	(3 397)
Credit facilities supporting letters of credit	(679)

Total undrawn credit facilities	3 926

13. CAPITAL STRUCTURE FINANCIAL POLICIES

The company's primary capital management objective is to maintain a solid investment-grade credit rating profile. This objective affords the company the financial flexibility and access to the capital it requires to execute on its growth objectives.

The company monitors capital through two key ratios: net debt to cash flow from operations (1) and total debt to total debt plus shareholders' equity.

Net debt to cash flow from operations is calculated as short-term debt plus total long-term debt less cash and cash equivalents divided by the twelve-month trailing cash flow from operations.

Total debt to total debt plus shareholders' equity is calculated as short term-debt plus total long-term debt divided by short-term debt plus total long-term debt plus shareholders' equity.

Financial covenants associated with the company's various banking and debt arrangements are reviewed regularly and controls are in place to maintain compliance with these covenants. The company complied with all financial covenants for the period ended March 31, 2010 and December 31, 2009.

During the first quarter of 2010, the company's strategy was to maintain the measure set out in the following schedule. The company believes that maintaining our capital target helps to provide the company access to capital at a reasonable cost by maintaining solid investment-grade credit ratings. The increase in debt levels as a result of the merger with Petro-Canada has caused our net debt/cash flow from operations measure to fall outside of management's target, as the calculation only includes eight months of cash flow from operations relating to legacy Petro-Canada operations.

At March 31, ($ millions)	Capital Measure Target	2010	2009

Components of ratios
Short-term debt		2	2
Current portion of long-term debt		39	18
Long-term debt		13 730	9 049
Total debt		13 771	9 069
Cash and equivalents		602	431
Net debt		13 169	8 638
Shareholders' equity		34 273	14 366
Total capitalization (total debt + shareholders' equity)		48 044	23 435

Cash flow from operations (1) (trailing twelve months)		3 122	3 708

Net debt/cash flow from operations	<2.0 times	4.2	2.3

Total debt/total debt plus shareholders' equity		29%	39%

(1)
Cash flow from operations is calculated as cash flow from operating activities before changes in non-cash working capital.

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2010 First Quarter    047

The company's capital management strategy, objectives, definitions, monitoring measures and targets have not changed significantly from the prior period.

14. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of accumulated other comprehensive income (loss), net of income taxes, are as follows:

($ millions)	March 31 2010	December 31 2009

Unrealized foreign currency translation adjustment	(677)	(248)
Unrealized gains on derivative hedging activities	15	15

Total	(662)	(233)

15. SUPPLEMENTAL INFORMATION

	Three months ended March 31
($ millions)	2010	2009

Interest paid	89	61
Income taxes paid	231	240

             Suncor Energy Inc.
 048    2010 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Highlights
(unaudited)

	2010	2009

Cash Flow From Operations
(dollars per common share – basic)
For the three months ended March 31
Cash flow from operations (1)	0.72	0.86

Ratios
For the twelve months ended March 31
Return on capital employed (%) (2)	4.9	16.0
Return on capital employed (%) (3)	3.3	11.3

Net debt to cash flow from operations (times) (4)	4.2	2.3
Pro forma – Net debt to cash flow from operations (times) (5)	3.4	N/A

Interest coverage on long-term debt (times)
Net earnings (6)	4.9	4.8
Cash flow from operations (7)	7.2	10.4

As at March 31
Debt to debt plus shareholders' equity (%) (8)	28.7	38.7

Common Share Information
As at March 31
Share price at end of trading
Toronto Stock Exchange – Cdn$	33.03	28.14
New York Stock Exchange – US$	32.54	22.21

Common share options outstanding (thousands)	73 892	46 620

For the twelve months ended March 31
Average number outstanding, weighted monthly (thousands)	1 560 744	936 293

Refer to the Quarterly Operating Summary for a discussion of financial measures not prepared in accordance with Canadian generally accepted accounting principles (GAAP).

(1)
Cash flow from operations for the period; divided by the weighted average number of common shares outstanding during the period.

(2)
For the twelve-month period ended; net earnings (2010 – $1,187 million; 2009 – $2,227 million) adjusted for after-tax financing income (2010 – $864 million; 2009 – expense of $987 million) divided by average capital employed (2010 – $24,350 million; 2009 – $13,941 million). Average capital employed is shareholders' equity and short-term debt plus long-term debt less cash and cash equivalents, less capitalized costs related to major projects in progress (as applicable), on a weighted-average basis. Return on capital employed (ROCE) for Suncor operating segments as presented in the Quarterly Operating Summary is calculated in a manner consistent with consolidated ROCE.

(3)
If capital employed were to include capitalized costs related to major projects in progress (average capital employed including major projects in progress: 2010 – $36,071 million; 2009 – $19,757 million), the return on capital employed would be as stated on this line.

(4)
Short-term debt plus long-term debt less cash and cash equivalents, divided by cash flow from operations for the twelve-month period then ended. The increase in debt levels as a result of the merger with Petro-Canada has caused our net debt to cash flow from operations measure to increase significantly, as the calculation only includes eight months of cash flow from operations relating to legacy Petro-Canada operations.

(5)
Pro forma net debt to cash flow from operations is calculated by taking short-term debt plus long-term debt less cash and cash equivalents, divided by the sum of cash flow from operations for the twelve-month period ended March 31, 2010, plus cash flow from operations for legacy Petro-Canada operations for the four-month period ended July 31, 2009. Cash flow from operations for legacy Petro-Canada operations over this four-month period totalled $736 million.

(6)
Net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest.

(7)
Cash flow from operations plus current income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

(8)
Short-term debt plus long-term debt; divided by the sum of short-term debt, long-term debt and shareholders' equity.

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2010 First Quarter    049

Quarterly Operating Summary
(unaudited)

	Three months ended						Twelve months ended
	Mar 31 2010	Dec 31 2009	Sept 30 2009		June 30 2009	Mar 31 2009	Dec 31 2009

OIL SANDS
Production (a)
Total production (excluding Syncrude)	202.3	278.9	305.3		301.0	278.0	290.6
Firebag (k)	55.7	51.1	54.3		48.3	42.4	49.1
MacKay River (k)	31.8	31.7	26.5	***	—	—	29.7	***
Syncrude	32.3	39.3	37.4	***	—	—	38.5	***
Sales (a) (excluding Syncrude)
Light sweet crude oil	61.0	100.8	89.6		99.4	108.8	99.6
Diesel	12.9	31.4	36.9		25.3	22.8	29.1
Light sour crude oil	80.5	142.4	146.8		150.5	102.7	135.7
Bitumen	42.3	13.0	14.3		10.5	9.1	11.8

Total sales	196.7	287.6	287.6		285.7	243.4	276.2

Average sales price (1), (b) (excluding Syncrude)
Light sweet crude oil *	80.84	77.71	71.99		65.83	54.64	67.26
Other (diesel, light sour crude oil and bitumen) *	69.53	72.93	67.51		62.71	48.80	64.18
Total *	73.03	74.61	68.91		63.79	51.46	65.29
Total	70.21	65.42	62.01		59.34	59.45	61.66

Syncrude average sales price (1), (b)	83.21	78.81	75.17		—	—	77.36

Cash operating costs and Total operating costs – Total operations (excluding Syncrude) (c)
Cash costs	46.50	35.10	30.65		29.65	30.65	31.50
Natural gas	5.40	3.40	1.55		1.65	3.00	2.40
Imported bitumen	2.95	0.20	0.05		—	0.05	0.05

Cash operating costs (2)	54.85	38.70	32.25		31.30	33.70	33.95
Project start-up costs	0.55	0.50	0.45		0.35	0.65	0.45

Total cash operating costs (3)	55.40	39.20	32.70		31.65	34.35	34.40
Depreciation, depletion and amortization	12.65	10.00	7.60		7.20	7.30	8.00

Total operating costs (4)	68.05	49.20	40.30		38.85	41.65	42.40

Cash operating costs and Total operating costs – Syncrude (c) ****
Cash costs	39.60	29.65	29.50		—	—	29.60
Natural gas	4.50	3.45	2.10		—	—	2.90

Cash operating costs (2)	44.10	33.10	31.60		—	—	32.50
Project start-up costs	—	—	—		—	—	—

Total cash operating costs (3)	44.10	33.10	31.60		—	—	32.50
Depreciation, depletion and amortization	13.70	11.80	12.70		—	—	12.15

Total operating costs (4)	57.80	44.90	44.30		—	—	44.65

Cash operating costs and Total operating costs – In-situ bitumen production only (c) *****
Cash costs	12.30	14.25	13.25		16.40	15.25	14.55
Natural gas	7.05	6.05	4.30		5.30	7.90	5.70

Cash operating costs (5)	19.35	20.30	17.55		21.70	23.15	20.25
Project start-up costs	0.95	1.35	0.65		1.45	2.30	1.35

Total cash operating costs (6)	20.30	21.65	18.20		23.15	25.45	21.60
Depreciation, depletion and amortization	5.05	6.65	5.95		6.00	6.95	6.35

Total operating costs (7)	25.35	28.30	24.15		29.15	32.40	27.95

Ending capital employed excluding major projects in progress (i)	17 829	16 141	14 833		10 008	10 610
(for the twelve months ended)
Return on capital employed (j)	5.2	4.2	8.4		11.1	22.9
Return on capital employed (j)**	3.1	2.5	4.9		6.5	13.9

             Suncor Energy Inc.
 050    2010 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Quarterly Operating Summary (continued)
 (unaudited)

	Three months ended					Twelve months ended
	Mar 31 2010	Dec 31 2009	Sept 30 2009	June 30 2009	Mar 31 2009	Dec 31 2009

NATURAL GAS
Gross production
Natural gas (d)
Continuing operations	560	559	413	155	167	325
Discontinued operations	89	115	104	37	33	73
Natural gas liquids and crude oil (a)
Continuing operations	9.0	8.5	6.1	1.4	1.6	4.5
Discontinued operations	5.0	6.5	4.5	1.8	1.5	3.6
Total gross production (f)
Continuing operations	614	610	450	163	177	352
Discontinued operations	119	154	131	48	42	94

Average sales price from continuing operations (1)
Natural gas (g)	5.29	4.59	2.87	3.48	5.51	4.19
Natural gas (g) *	5.29	4.58	2.85	3.44	5.50	4.17
Natural gas liquids and crude oil (b)	70.02	64.01	58.47	38.17	45.91	58.41

Ending capital employed (i)	2 489	3 349	3 632	1 200	1 195
(for the twelve months ended)
Return on capital employed (j)	1.2	(8.4)	(9.6)	(1.7)	5.0

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2010 First Quarter    051

Quarterly Operating Summary (continued)
 (unaudited)

	Three months ended					Twelve months ended
	Mar 31 2010	Dec 31 2009	Sept 30 2009***	June 30 2009	Mar 31 2009	Dec 31 2009***

INTERNATIONAL AND OFFSHORE
East Coast Canada
Production (a)
Terra Nova	29.6	24.0	16.0	—	—	20.8
Hibernia	30.2	26.3	28.5	—	—	27.2
White Rose	14.8	13.3	5.1	—	—	10.0

Total production	74.6	63.6	49.6	—	—	58.0

Average sales price (1) (b)	78.69	77.71	75.22	—	—	76.86

International
Production (e)
North Sea
Buzzard	58.6	59.9	29.4	—	—	47.8
Production from discontinued operations	27.5	31.1	25.2	—	—	28.7

Total North Sea	86.1	91.0	54.6	—	—	76.5
Other International
Libya	35.4	26.0	42.7	—	—	32.6
Production from discontinued operations	11.7	12.0	11.3	—	—	11.7

Total Other International	47.1	38.0	54.0	—	—	44.3

Total production	133.2	129.0	108.6	—	—	120.8

Average sales price from continuing operations (1) – North Sea (l)	72.36	68.71	72.02	—	—	69.53
Average sales price from continuing operations (1) – Other International (l)	73.40	79.18	75.60	—	—	78.05

Ending capital employed excluding major projects in progress (i)	4 570	4 970	4 903	—	—
(for the twelve months ended)
Return on capital employed (j)	16.5	11.2	9.3	—	—
Return on capital employed (j)**	10.4	7.1	5.9	—	—

             Suncor Energy Inc.
 052    2010 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Quarterly Operating Summary (continued)
 (unaudited)

	Three months ended					Twelve months ended
	Mar 31 2010	Dec 31 2009	Sept 30 2009	June 30 2009	Mar 31 2009	Dec 31 2009

REFINING AND MARKETING
Eastern North America
Refined product sales (h)
Transportation fuels
Gasoline	23.5	23.0	18.3	8.7	8.2	14.6
Distillate	14.0	13.9	10.3	5.4	5.1	8.8

Total transportation fuel sales	37.5	36.9	28.6	14.1	13.3	23.4
Petrochemicals	2.2	1.2	1.7	1.0	1.0	0.8
Asphalt	1.8	2.0	2.4	0.7	0.8	1.5
Other	5.3	1.9	3.0	1.0	0.5	2.0

Total refined product sales	46.8	42.0	35.7	16.8	15.6	27.7

Crude oil supply and refining
Processed at refineries (h)	31.0	28.3	25.5	11.8	11.3	29.6
Utilization of refining capacity (j)	91	83	94	87	84	87

Western North America
Refined product sales (h)
Transportation fuels
Gasoline	14.8	18.4	16.1	8.9	8.2	13.0
Distillate	14.4	15.6	11.8	5.0	5.4	9.5

Total transportation fuel sales	29.2	34.0	27.9	13.9	13.6	22.5
Asphalt	1.2	0.9	1.7	1.4	1.2	1.3
Other	5.0	6.0	4.6	1.8	1.0	3.4

Total refined product sales	35.4	40.9	34.2	17.1	15.8	27.2

Crude oil supply and refining
Processed at refineries (h)	33.5	33.4	27.8	15.6	14.2	33.6
Utilization of refining capacity (j)	92	96	100	106	96	97

Ending capital employed excluding major projects in progress (i)	7 794	7 727	7 730	2 573	2 566
(for the twelve months ended)
Return on capital employed (j)	6.6	8.7	2.6	0.7	0.6

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2010 First Quarter    053

Quarterly Operating Summary (continued)
 (unaudited)

	Three months ended					Twelve months ended
	Mar 31 2010	Dec 31 2009	Sept 30 2009	June 30 2009	Mar 31 2009	Dec 31 2009

NETBACKS – CONTINUING OPERATIONS
Natural Gas (g)
Average price realized (8)	6.24	5.14	3.90	3.58	5.64	5.23
Royalties	(0.98)	(0.70)	(0.16)	0.88	(1.00)	(0.47)
Operating costs	(1.63)	(1.81)	(1.91)	(1.78)	(1.82)	(2.10)

Operating netback	3.63	2.63	1.83	2.68	2.82	2.66
Depreciation, depletion and amortization	(3.11)	(2.59)	(2.89)	(3.36)	(3.17)	(3.25)
Administrative expenses and other	(0.37)	(1.28)	(1.93)	(2.12)	(0.97)	(1.56)

Earnings before income taxes	0.15	(1.24)	(2.99)	(2.80)	(1.32)	(2.15)

International and Offshore
East Coast Canada (b)
Average price realized (8)	80.79	79.69	77.85	—	—	79.07
Royalties	(28.78)	(25.26)	(21.02)	—	—	(23.82)
Operating costs	(8.92)	(7.89)	(13.36)	—	—	(9.76)

Operating netback	43.09	46.54	43.47	—	—	45.49
Depreciation, depletion and amortization	(23.38)	(26.56)	(17.48)	—	—	(23.47)
Administrative expenses and other	0.31	(1.33)	(0.52)	—	—	(1.05)

Earnings before income taxes	20.02	18.65	25.47	—	—	20.97

International – North Sea (b)
Average price realized (8)	74.19	70.38	75.49	—	—	71.64
Operating costs	(4.92)	(4.57)	(6.29)	—	—	(4.99)

Operating netback	69.27	65.81	69.20	—	—	66.65
Depreciation, depletion and amortization	(22.76)	(25.24)	(18.54)	—	—	(23.60)
Administrative expenses and other	(3.35)	(2.20)	(2.83)	—	—	(2.36)

Earnings before income taxes	43.16	38.37	47.83	—	—	40.69

International – Libya
Average price realized (8)	73.92	79.97	76.02	—	—	78.19
Royalties	(43.28)	(32.12)	(46.46)	—	—	(39.88)
Operating costs	(3.81)	(6.03)	(2.21)	—	—	(4.05)

Operating netback	26.83	41.82	27.35	—	—	34.26
Depreciation, depletion and amortization	(4.29)	(6.39)	(1.54)	—	—	(3.86)
Administrative expenses and other	(6.63)	(11.46)	(5.98)	—	—	(8.60)

Earnings before income taxes	15.91	23.97	19.83	—	—	21.80

International – Total (l)
Average price realized (8)	74.09	73.28	75.80	—	—	74.30
Royalties	(16.32)	(9.71)	(27.50)	—	—	(16.19)
Operating costs	(4.50)	(5.01)	(3.88)	—	—	(4.61)

Operating netback	53.27	58.56	44.42	—	—	53.50
Depreciation, depletion and amortization	(15.79)	(19.54)	(8.48)	—	—	(15.59)
Administrative expenses and other	(4.59)	(5.01)	(4.69)	—	—	(4.89)

Earnings before income taxes	32.89	34.01	31.25	—	—	33.02

             Suncor Energy Inc.
 054    2010 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Quarterly Operating Summary (continued)

Non-GAAP Financial Measures

Certain financial measures referred to in the Highlights and Quarterly Operating Summary are not prescribed by Canadian generally accepted accounting principles (GAAP). Suncor includes operating earnings, cash flow from operations, return on capital employed and cash and total operating costs per barrel data because investors may use this information to analyze operating performance, leverage and liquidity. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Definitions

(1) Average sales price	–	This operating statistic is calculated before royalties (where applicable) and net of related transportation costs.
(2) Cash operating costs	–
Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes), accretion expense and the cost of bitumen imported from third parties. Per barrel amounts are based on total production volumes. For a reconciliation of this non-GAAP financial measure see Management's Discussion and Analysis.
(3) Total cash operating costs	–	Include cash operating costs – Total operations as defined above and cash start-up costs. Per barrel amounts are based on total production volumes.
(4) Total operating costs	–	Include total cash operating costs – Total operations as defined above and non-cash operating costs. Per barrel amounts are based on total production volumes.
(5) Cash operating costs – In-situ bitumen production	–	Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes) and accretion expense. Per barrel amounts are based on in-situ production volumes only.
(6) Total cash operating costs – In-situ bitumen production	–	Include cash operating costs – In-situ bitumen production as defined above and cash start-up operating costs. Per barrel amounts are based on in-situ production volumes only.
(7) Total operating costs – In-situ bitumen production	–	Include total cash operating costs – In-situ bitumen production as defined above and non-cash operating costs. Per barrel amounts are based on in-situ production volumes only.
(8) Average price realized	–	This operating statistic is calculated before transportation costs and royalties and excludes the impact of hedging activities.

Explanatory Notes

*	Excludes the impact of realized hedging activities.
**	If capital employed were to include capitalized costs related to major projects in progress, the return on capital employed would be as stated on this line.
***
For the three months ended September 30, 2009, and the twelve months ended December 31, 2009, operating summary information reflects results of operations since the merger with Petro-Canada on August 1, 2009.
****
Users are cautioned that the Syncrude cash costs per barrel measure may not be fully comparable to similar information calculated by other entities (including Suncor's own cash costs per barrel excluding Syncrude) due to differing treatments for operating and capital costs among producers.
*****
Calculation of cash operating costs and total operating costs for in-situ bitumen production has been revised in the first quarter of 2010, and comparative periods restated. Certain general and administrative costs that had not previously been allocated to in-situ have now been included.

(a)	thousands of barrels per day	(e)	thousands of barrels of oil equivalent per day	(i)	$ millions
(b)	dollars per barrel	(f)	millions of cubic feet equivalent per day	(j)	percentage
(c)	dollars per barrel rounded to the nearest $0.05	(g)	dollars per thousand cubic feet equivalent	(k)	thousands of barrels of bitumen per day
(d)	millions of cubic feet per day	(h)	thousands of cubic metres per day	(l)	dollars per barrel of oil equivalent

Metric conversion

Crude oil, refined products, etc.	1m [3] (cubic metre) = approx. 6.29 barrels

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2010 First Quarter    055

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